UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
May 28, 2008
Commission File No. 001-3369
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE
     This amendment no. 1 to Form 6-K amends the 6-K filed on May 22, 2008 by Seanergy Maritime Corp., a Marshall Islands company (the “Company”) for the purpose of correcting typographical errors in Schedule 1 to Exhibits 10.1 and Exhibits 10.3 through 10.8, and to revise Exhibit 99.2 to include current information about the dry-bulk shipping industry.
Other Information
     Commencing May 28, 2008, the Company intends to hold presentations for current and/or potential stockholders. The presentation is attached as Exhibit 99.2 and is incorporated by reference herein.
Where to Find Additional Information
     Seanergy is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). Seanergy’s proxy statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of Seanergy to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.
     The Company will file with the SEC a proxy statement in connection with the proposed Transactions described herein. Shareholders are urged to carefully read the proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about the Company and the proposed Transactions. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Seanergy Maritime Corp., c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece (mail@vplaw.gr).
Participants in the Solicitation
     The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed business combination. Information regarding certain of the Company’s directors and executive officers is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement to be filed with the SEC in connection with the proposed transactions.

Financial Statements and Exhibits.

Exhibit
No.	Exhibit

10.1	Master Agreement dated as of May 20, 2008.

10.3	Memorandum of Agreement relating to the African Oryx dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Valdis Marine Corp., as seller.

10.4	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Goldie Navigation Ltd., as seller.

10.5	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA215 dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalistos Maritime S.A., as seller.

10.6	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalithea Maritime S.A., as seller.

10.7	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Pavey Services Ltd., as seller.

10.8	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Shoreline Universal Limited, as seller.

99.2	Presentation dated May 2008.
     The information in this Report, including the exhibits filed herewith, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.
By:	/s/ Dale Ploughman
	Name:	Dale Ploughman
	Title:	Chief Executive Officer

Dated: May 28, 2008

EXHIBIT INDEX

Exhibit
No.	Exhibit

10.1	Master Agreement dated as of May 20, 2008.

10.3	Memorandum of Agreement relating to the African Oryx dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Valdis Marine Corp., as seller.

10.4	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Goldie Navigation Ltd., as seller.

10.5	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA215 dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalistos Maritime S.A., as seller.

10.6	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalithea Maritime S.A., as seller.

10.7	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Pavey Services Ltd., as seller.

10.8	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Shoreline Universal Limited, as seller.

99.2	Presentation dated May 2008.

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